

DIVISION OF
CORPORATION FINANCE

June 24, 2015

Via E-Mail
Michael L. Platt, Esq.
Cooley LLP
380 Interlocken Crescent
Suite 900
Broomfield, CO 80021

> **Re: Rally Software Development Corp.**
> **Amended Schedule 14D-9 filed June 18, 2015**
> **SEC File No. 005-87804**

Dear Mr. Platt:

   We have reviewed your filing and have the following comments.

Schedule 14D-9/A

Background of Offer and Merger, page 17

1.   We note your response to prior comment 2 and the revisions made to this section. We also understand that the bidder is relying on the approval of your board's compensation committee of the Executive Offer Letters to use the safe harbor available under Rule 14d-10(d)(2). If true, please disclose such approval.

   Please direct any questions to me at (202) 551-3619.

                              Sincerely,

                              /s/ Daniel F. Duchovny
                              Daniel F. Duchovny
                              Special Counsel
                              Office of Mergers and Acquisitions